Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

Versus Systems, represented by L5 Innovations, Will Power Fan Engagement at 2021 Military Bowl presented by Peraton

Fans of the Military Bowl, at home or in-stadium, will be able to play games, earn points and compete for leaderboard rankings to win prizes

LOS ANGELES, September 21, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the company will bring new and unique fan engagement opportunities through its mobile web-based fan engagement and rewards platform to fans of the Military Bowl.

The Military Bowl’s experience, powered by Versus Systems, will offer fans the opportunity to engage in exclusive content, trivia, and arcade games for prizes before, during, and after official events.

The 2021 Military Bowl presented by Peraton, benefiting the USO will be held December 27, 2021, bringing together teams representing the Atlantic Coast Conference and the American Athletic Conference at Navy-Marine Corps Memorial Stadium in Annapolis, Md. Proceeds from the Bowl benefit the USO. A portion of the proceeds also benefits Patriot Point, the Military Bowl Foundation’s 294-acre retreat for recovering service members, their families and caregivers on Maryland’s Eastern Shore.

Leading up to and on game day, fans at home or in-stadium will be able to play games, earn points and compete for leaderboard rankings to win prizes from a range of well- known sponsor and advertiser brands. To play, fans will scan a provided QR code, or they can click a link featured in the Military Bowl app or on Military Bowl social channels.

“We are thrilled to bring a new level of fan engagement to college sports. Our partnership with L5 Innovations and Versus Systems, Inc. provides a great tool to advance our fan engagement,” Military Bowl Foundation President & Executive Director Steve Beck said.

“L5 Innovations is excited for the opportunity to support the men and women of the military through a partnership with the Military Bowl and promote its mission, which benefits the USO and Patriot Point,” said Deana Dalonzo, President of L5 Innovations.

“The Military Bowl does such important work with the USO, Patriot Point, and the Military Bowl Foundation. We are excited to bring as much attention as possible to the work that they’re doing. We are also thrilled to work with the Military Bowl on its fan engagement efforts both in-stadium and at home. With so many fans eager to cheer on their favorite ACC and AAC teams, Versus is excited to help fans to get even closer to the action with rewarding experiences on game day, and in the weeks leading up to the big event,” said Matthew Pierce, CEO of Versus Systems.

For the latest updates, visit militarybowl.org, follow on Twitter and Instagram @MilitaryBowl or like the Military Bowl on Facebook.

###

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

The Military Bowl presented by Peraton, benefiting the USO is the National Capital Region’s college football postseason bowl game broadcast on ESPN and featuring a matchup between teams from the Atlantic Coast Conference and the American Athletic Conference at Navy-Marine Corps Memorial Stadium in Annapolis, Md. Organized by the Military Bowl Foundation, the Bowl’s mission is to benefit our nation’s service members including a partnership with USO-Metro and the operation of Patriot Point, a nearly 300-acre retreat for recovering service members, their families and caregivers on Maryland’s Eastern Shore. For the latest updates, visit militarybowl.org, follow @MilitaryBowl on Twitter and Instagram and like Military Bowl on Facebook! The 2021 Military Bowl kicks off on December 27 at 2:30 p.m. ET. Tickets go on sale Nov. 1 at https://militarybowl.org/tickets.)

About L5 Innovations
L5 Innovations is a strategic marketing development company. They enhance partnership experiences and drive conversions of new audiences, specializing in live events leveraging traditional and non-linear technologies.

For further information, please contact:

Deana Dalonzo, President

Email: info@l5innovations.com

Versus Systems Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.